FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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OMB Number: 3235-0287
Expires: January 31, 2005
[_]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Respones)	Estimated average burden hours per response: 0.5
1. Name and Address of Reporting Person* Patterson James L	2. Issuer Name and Ticker or Trading Symbol PremierWest Bancorp (PRWT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [_] Officer (give title below) [_] Other (specify below)
(Last) (First) (Middle) 503 Airport Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 13, 2003
(Street) Medford, OR 97501		5. If Amendment, Date of Original (Month/Day/Year) October 24, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/23/2002		P		150	A	$6.60	5,620	I	By Profit Sharing Trust
								52	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$7.06							12/23/2002	06/20/2012	Common Stock	4,500		4,500	D

Explanation of Responses: This amendment is filed to add 200 shares which were inadvertently not reported, but have been owned by the reporting person since becoming a director.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ TOM ANDERSON Tom Anderson, Attorney-in-fact for James L. Patterson **Signature of Reporting Person	2-12-03 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2 of 3

      LIMITED POWER OF ATTORNEY

        James L. Patterson hereby makes and appoints each of Tom Anderson, Senior Vice President and Chief Financial Officer, PremierWest Bancorp, John L. Anhorn, President and Chief Executive Officer, PremierWest Bancorp and Richard R. Hieb, Executive Vice President and Chief Operating Officer, PremierWest Bancorp, each to act as his true and lawful attorney, for himself, and in his name, place and stead, to sign on his behalf any and all reports to be filed with the U.S. Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

      /s/   JAMES L. PATTERSON
       James L. Patterson

STATE OF OREGON	)
) ss.
County of Jackson	)

On this 30th day of January, 2003, before me, the undersigned Notary Public in and for said State, personally appeared James L. Patterson, known to me to be the same person whose name is signed to the foregoing instrument, and acknowledged the execution thereof for the uses and purposes therein set forth. In WITNESS WHEREOF I have hereunto set my hand and official seal.

/s/ JUDY JUBERA NOTARY PUBLIC FOR OREGON My Commission Expires: 9/19/05